\# KW 3/7

13010839

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-66143~~ 8-66143

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sun Trading, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 South Wacker Drive, Suite 300
(No. and Street)

Chicago (City) Illinois (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Malo 312-924-4724 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey LLP
(Name – *if individual, state last, first, middle name*)

1 South Wacker Drive, Suite 800 (Address) Chicago (City) Illinois (State) 60606 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
FEB 28 2013
REGISTRATIONS BRANCH
18

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

03/8/13

OATH OR AFFIRMATION

I, Christopher Malo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sun Trading, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public Feb. 26, 2013

OFFICIAL SEAL NOTARY PUBLIC STATE OF ILLINOIS NANCY J SIMENSON MY COMMISSION EXPIRES MARCH 26, 2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey

Independent Auditor's Report

To the Member
Sun Trading, LLC
Chicago, Illinois

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Sun Trading, LLC (the Company) as of December 31, 2012 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes (the financial statement).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Sun Trading, LLC as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

McGladrey LLP

Chicago, Illinois
February 26, 2013

Sun Trading, LLC

Statement of Financial Condition
December 31, 2012

Assets	
Cash	$ 913,706
Securities owned, at fair value (pledged)	318,669,765
Receivable from brokers and clearing organizations	10,996,604
Exchange memberships owned, at cost (fair value $1,436,000)	2,766,500
Furniture and leasehold improvements, at cost, less accumulated depreciation and amortization of $788,784	990,990
Receivable from affiliate	89,747
Other assets	575,163
Total assets	$ 335,002,475
Liabilities and Member's Equity	
Liabilities	
Securities sold, not yet purchased, at fair value	$ 202,252,580
Payable to brokers and clearing organizations	74,302,145
Accounts payable, accrued expenses, and other liabilities	4,869,408
Payable to affiliates	1,529,412
Deferred rent	914,183
	283,867,728
Member's equity	51,134,747
Total liabilities and member's equity	$ 335,002,475

See Notes to Statement of Financial Condition.

Note 1. Nature of Operations and Significant Accounting Policies

Sun Trading, LLC (the Company) was organized under the Limited Liability Company Act of Illinois on April 24, 2003. Pursuant to the Company's operating agreement effective April 25, 2003, as amended and restated, and the Contribution Agreement dated February 2, 2005, the Company is a wholly owned subsidiary of Sun Holdings, LLC (the Parent). The primary business of the Company is to trade as principal and market maker in U.S. securities, over-the-counter (OTC) foreign exchange and derivative instruments. The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer under the Securities Exchange Act of 1934 and operates pursuant to Rule 15c3-1(a)(6). The Company is a member of various securities and derivative exchanges and is a registered market maker on New York Stock Exchange (NYSE) Arca and BATS Exchange.

Pursuant to the Company operating agreement effective April 25, 2003, as amended and restated, the Company will dissolve and the assets of the Company will be liquidated and the Company terminated upon the earliest to occur of December 31, 2041 or the occurrence of some other event specified under LLC Law as effecting such dissolution.

Although the Company is not exempt from SEC Rule 15c3-3, it does not transact business in securities with, or for, customers, and does not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4).

The following is a summary of the Company's significant accounting policies:

The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (FASB), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents: The Company defines cash equivalents as short-term highly liquid investments with original maturities of three months or less at date of acquisition that are not held for sale in the ordinary course of business.

Securities and derivative financial instruments: Transactions in securities and derivative financial instruments are recorded on a trade-date basis. These financial instruments are carried at fair value with the resulting realized gains and losses and change in unrealized gains and losses reflected in trading revenues, net in the statement of operations. Commissions and other trading fees are recorded on a trade-date basis as securities transactions occur and are reflected separately in the statement of operations.

The Company follows FASB guidance that allows for the alternative disclosure of gains and losses on derivative instruments included in its trading activities. This alternative disclosure permits the Company to disclose on a combined basis the gains and losses related to all derivative and non-derivative (or cash) instruments classified as trading instruments disaggregated by type of underlying risk. Trading instruments include exchange traded futures, equity securities, exchange traded funds and OTC foreign exchange contracts. Realized and unrealized gains (losses) on both derivative and non-derivative instruments are disaggregated by type of underlying risk on the statement of operations.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition, netted by broker-dealer and clearing broker organizations.

Note 1. Nature of Operations and Significant Accounting Policies (Continued)

Interest income and expense is recognized on the accrual basis. Dividend income and payments in lieu of dividends from equity securities sold, not yet purchased are recorded on the ex-dividend date.

Liquidity fees and rebates are recognized on the accrual basis and included in trading gains and losses, net.

The Company obtains financing from clearing brokers and global center banks from whom it can borrow against its proprietary inventory positions, subject to collateral maintenance requirements.

Exchange memberships owned: The Company's exchange memberships held for operating purposes are recorded at cost, or if an other than temporary impairment in value has occurred, at a value that reflects management's estimates of the impairment. Management believes no such impairment in value has occurred in 2012.

Furniture and leasehold improvements: Furniture is being amortized over the estimated useful life of seven years on a straight-line basis. Leasehold improvements are being amortized over the shorter of the estimated useful life or the lease term on a straight-line basis.

Income taxes: Under the provisions of the Internal Revenue Code, the Company is treated as a division of the Parent. Accordingly, no provision or benefit for federal income taxes has been made as the Company's taxable income or loss is included in the tax return of the Parent.

FASB guidance recognizes the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2012, management has determined that there are no material uncertain income tax positions.

The Parent is generally not subject to tax examinations by U.S. Federal or state authorities for tax years before 2009.

Translation of foreign currencies: Assets and liabilities denominated in foreign currencies are translated at the exchange rates in effect at the date of the statement of financial condition, whereas the income and expense items denominated in foreign currencies are translated at the rates in effect at the end of each period. Gains and losses resulting from foreign currency translation are included in trading gains and losses, net.

Recently adopted accounting pronouncements: In May 2011, the FASB issued Accounting Standards Update (ASU) 2011-04, *Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs (ASU 2011-04).* ASU 2011-04 amended ASC 820, *Fair Value Measurements and Disclosures*, to converge the fair value measurement guidance in GAAP and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are effective for annual periods beginning after December 15, 2011 and were adopted by the Company. The adoption did not have a material impact on the financial statements.

Recently issued accounting pronouncements: In December 2011, the FASB issued new guidance that requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. This guidance is effective for annual and interim periods beginning on or after January 1, 2013. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. Since this pronouncement is disclosure related, the adoption of this guidance is not expected to have a material impact on our financial position or results of operations.

Note 2. Receivable from/payable to Brokers and Clearing Organizations

Receivable from brokers and clearing organizations at December 31, 2012 consist of:

Cash	$ 10,906,684
Dividend and Interest accrued, net	(78)
Financial instruments	39,258
Accrued receivable/payable	50,740
	$ 10,996,604

Payable to brokers and clearing organizations at December 31, 2012 consist of:

Cash	$ 72,894,065
Dividend and Interest accrued, net	30,709
Financial instruments	1,156,991
Accrued receivable/payable	220,380
	$ 74,302,145

Securities owned, cash and financial instruments held at the Company's clearing brokers collateralize securities sold, not yet purchased and amounts due to clearing brokers, if any, and may serve to satisfy regulatory capital or margin requirements. Pledged instruments that can be sold by the secured party are identified in the statement of financial condition.

The Company maintains credit agreements to facilitate the financing of its trading in securities and OTC foreign exchange contracts and to facilitate the financing of its futures margin requirements. At December 31, 2012, the Company has a combined $610,000,000 in credit facilities pursuant to credit line agreements, with interest at negotiated rates that change, from time to time, based on market conditions. During the utilization of the lines, the Company must keep a combined minimum net liquidation balance, as defined, of $26,000,000. As of December 31, 2012, outstanding borrowings on these facilities approximated $275,157,000.

Note 3. Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized based upon the level of judgment associated with the inputs used to measure their value. Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, and the fair value are determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Note 3. Fair Value of Financial Instruments (Continued)

Level 3. Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

A market is active if there are sufficient transactions on an ongoing basis to provide current pricing information for the asset or liability, pricing information is released publicly, and price quotations do not vary substantially either over time or among market makers. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurements in its entirety requires judgment, and considers factors specific to the investment.

The inputs or methodology used for valuing financial instruments are not necessarily an indication of the risks associated with investing in those instruments.

Equity securities, exchange traded funds, and futures and that trade in active markets are valued using quoted market prices or broker or dealer quotations and are classified as Level 1.

In addition, substantially all of the Company's other assets and liabilities are considered financial instruments and, except for exchange memberships owned, are already reflected at fair value or at carrying amounts that approximate fair values because of the short maturity of the instruments. Therefore, their carrying amounts approximate their fair values.

Note 3. Fair Value of Financial Instruments (Continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on recurring basis as of December 31, 2012:

	Level 1
Assets	
Securities owned, at fair value:	
Equity securities	$ 82,758,858
Exchange traded funds	235,910,907
	318,669,765
Receivable from brokers:	
Futures contracts	39,258
	39,258
Total assets	$ 318,709,023
Liabilities	
Securities sold, not yet purchased, at fair value:	
Equity securities	$ 91,471,334
Exchange traded funds	110,781,246
	202,252,580
Payable to brokers:	
Futures contracts	1,156,991
	1,156,991
Total liabilities	$ 203,409,571

As of and for the year ended December 31, 2012, the Company had no assets or liabilities classified as Level 2 or Level 3.

The Company assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between the levels of the fair value hierarchy. There were no transfers among Levels 1, 2 and 3 during the year.

Note 4. Derivative Financial Instruments

The Company uses derivative financial instruments, including exchange traded futures contracts and OTC foreign exchange contracts, as part of its trading activities.

As a market maker and liquidity provider in various markets the Company employs arbitrage trading strategies between exchange traded futures, OTC foreign exchange contracts and securities. Since the Company's trading is primarily arbitrage in nature, the notional value of open derivative positions is not representative of the risk in the outstanding derivatives contract. Accordingly, the Company manages risk against predetermined value-at-risk limits, as the open derivatives positions have corresponding offsets in other non-derivative instruments.

The Company does not utilize and does not consider any derivative instruments as or to be hedging instruments, as those terms are generally understood. Footnote 10 describes the risks associated with trading derivative contracts.

At December 31, 2012, the Company's derivative activities had the following impact on the statement of financial condition in either net receivable from or payable to brokers and clearing organizations, as detailed in Note 2:

Contract Type	Underlying Risk	Assets at Fair Value	Liabilities at Fair Value	Net
Futures	Equity Price	$ -	$ (1,156,279)	$ (1,156,279)
Futures	Foreign Currency	38,545	-	38,545
				$ (1,117,734)

For the year ended December 31, 2012, the Company has elected the alternative disclosure option for discount of gains and losses on derivative instruments included in its income activities.

Note 5. Accounts Payable, Accrued Expenses and Other Liabilities

Accounts payable, accrued expenses and other liabilities at December 31, 2012 consist of:

Compensation benefits payable	$ 2,060,587
Other	2,808,821
	$ 4,869,408

Note 6. Related-Party Transactions

At December 31, 2012, receivable from and payable to the Parent and entities affiliated through common ownership consist of:

	Receivable from Affiliate	Payable to Affiliates
The Parent	$ 89,747	$ -
Sun Trading International Ltd.	-	7,292
Sun Trading Solutions, LLC	-	1,522,120
	$ 89,747	$ 1,529,412

The receivable of $89,747 from the Parent is related to the reimbursement of payroll fees paid, in connection with a service agreement, on behalf of the Parent, net of miscellaneous operating expenses and a recharge for management services.

The Company has an affiliate based in the United Kingdom, Sun Trading International Ltd. (STI). The Company has entered into a services agreement with STI and compensates STI for trading activities less a recharge for administrative services fees. At December 31, 2012, the Company had a net payable to STI of $7,292 for these services.

The Company has an affiliate based in the United States, Sun Trading Solutions, LLC (STS). The Company has also entered into a services agreement with STS and compensates STS for use of computer equipment trading platforms and IT related services based on trading activities. Further, STS reimburses the Company for certain salary expenses, miscellaneous administrative expenses and a recharge for administrative services paid for by the Company. At December 31, 2012, the Company had a net payable to STS of $1,522,120 for these services.

The Company had an affiliate based in the United States, Sun Trading Execution Services, LLC (STE). The Company has entered into a services agreement with STE and paid STE an access fee based on trading gains, less a recharge for administrative services. At December 31, 2012, the Company had no amounts due to STE for these services.

Note 7. Furniture and Leasehold Improvements

Furniture and leasehold improvements at December 31, 2012 consist of:

Furniture	$ 44,256
Leasehold improvements	1,735,518
Accumulated depreciation and amortization	(788,784)
	$ 990,990

Note 8. Commitments and Contingencies

The Company leases office space under non-cancelable lease agreements that expire at various dates to June 2020. The Company has the option to terminate the lease effective December 31, 2014, by delivering to the landlord no later than December 31, 2013 written notice and a termination payment of $996,258.

At December 31, 2012, the aggregate minimum annual lease commitments under these operating leases, exclusive of additional payments for operating and maintenance costs, are as follows:

Years ending December 31:	
2013	$ 430,578
2014	438,963
2015	452,128
2016	465,685
2017	479,645
Thereafter	1,261,012
	$ 3,528,011

The Company recognizes rent expense on a straight-line basis over the term of the lease agreement. The difference between recognized rent expense and actual cash payments for rent results in deferred rent in the statement of financial condition of $914,183.

The Company has provided to the landlord a security deposit in the amount of $245,000 that is included in other assets in the statement of financial condition.

In the normal course of business the Company may be subject to various regulatory matters, litigation, claims and regulatory examinations. It is the Company's policy to vigorously defend against these potential matters, and management believes that their ultimate outcome will not have a material effect on the Company's financial position, results of its operations or net cash flows.

Note 9. Indemnifications

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. Management of the Company expects the risk of any future obligation under these indemnifications to be remote.

Note 10. Derivatives Activities and Off-Balance-Sheet Risk

In connection with its proprietary market-making and trading activities, the Company enters into transactions in a variety of securities and derivative financial instruments, including futures, and other financial instruments with similar characteristics. Futures contracts provide for the sale or purchase of financial instruments at a specified future date at a specified price or yield. These financial instruments may have market risk and/or credit risk in excess of those amounts recorded in the statement of financial condition.

Market risk: Derivative financial instruments involve varying degrees of off-balance-sheet market risk whereby changes in the market values of the underlying financial instruments may result in changes in the value of the financial instruments in excess of the amounts reflected in the statement of financial condition. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the Company's proprietary inventories, and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of such financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to manage its exposure to market risk arising from the use of these financial instruments through various monitoring techniques.

The Company also has sold securities it does not own and will therefore be obligated to acquire the securities in the future at prevailing market prices, which, at December 31, 2012, may exceed the amount recorded in the statement of financial condition.

Credit risk: Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange traded financial instruments, such as futures, generally do not give rise to significant counterparty exposure due to soundness of the centralized clearing facility of the specific exchanges, the cash settlement procedures for daily gains and losses and the margin requirements of the individual exchanges.

Concentrations of credit risk: Pursuant to its operation under Rule 15c3-1(a)(6), all of the Company's market-making activities are cleared by a broker-dealer. Pursuant to agreement, the Company's clearing broker-dealer is required to, among other things, perform computations for and take security haircuts over the Company's market-making activities, perform computations for proprietary accounts of introducing brokers, finance, subject to certain limits, the Company's market-making activities and segregate certain assets on behalf of the Company. In the event of the insolvency of its clearing broker or in the event it does not fulfill its obligations, the Company may be exposed to risk. The Company attempts to minimize the credit risk by monitoring the creditworthiness of its clearing brokers.

In addition, the Company also enters into various transactions with other broker-dealers and other financial institutions. In the event these counterparties do not fulfill their obligations, the Company may be exposed to risk. This risk of default depends on the creditworthiness of the counterparties to these transactions. It is the Company's policy to monitor the exposure to and creditworthiness of each party with which it conducts business.

The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on cash.

Note 11. Employee Benefit Plans

The Company maintains a 401(k) Plan allowing its employees, aged 21 and over, to defer a portion of their pre-tax or post-tax compensation. The plan was implemented January 1, 2012 under the Employee Retirement Income Security Act of 1974, as amended (ERISA) and is maintained as an ERISA 401(k) plan. For 2012, the Company makes matching contributions of 50 percent of the employee's deferral amount and up to a maximum of 6 percent of the employee's total compensation, subject to the IRS compensation limits. Participants are fully vested in their salary deferrals at all times and vest in the employer contributions based on years of service.

Note 12. Net Capital Requirements

Pursuant to Rule 15c3-1 of the SEC, the Company has elected to use the alternative method permitted by the rule, which requires that the Company maintain "net capital" equal to the greater of $250,000 or 2 percent of the Company's aggregate debit items, as these terms are defined. The Company's minimum requirement is to maintain net capital equal to the lesser of (1) $2,500 for each security in which it makes a market (unless the security in which it makes a market has a market value of $5 or less, in which event the amount of net capital is $1,000 for each such security) based on the average number of such markets made by such broker or dealer during 30 days immediately preceding the computation and (2) $1,000,000. At December 31, 2012, the Company had net capital and net capital requirements of $42,798,358 and $1,000,000, respectively. The net capital rules may effectively restrict the distribution of member's equity.

Note 13. Subsequent Event

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date the financial statements were issued and has determined that there are none.